SEC FILE NUMBER 000-51531

CUSIP NUMBER 867328502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10-D  ☐  Form N-SAR  ☐  Form N-CSR

For Period Ended: 12/31/2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SUNESIS PHARMACEUTICALS, INC.
Full Name of Registrant

Former Name if Applicable

395 Oyster Point Boulevard, Suite 400 South San Francisco, California 94080
Address of Principal Executive Office, City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2009, Sunesis Pharmaceuticals, Inc. (the “Company”) entered into a securities purchase agreement with accredited investors, including certain members of management, providing for a private placement of Company securities of up to $43.5 million (the “Private Placement”). The Private Placement includes up to $15.0 million of units consisting of convertible preferred stock and warrants to purchase common stock in two closings.  The initial closing for $10.0 million of units is expected to close in the near term, subject to the satisfaction of customary closing conditions.  Subject to the approval of the Company’s stockholders, an additional $5.0 million of units may be sold in the second closing, which closing may occur at the Company’s election or at the election of the investors in the Private Placement.  The Company may elect to hold the second closing if the achievement of a specified milestone with respect to voreloxin has occurred and the Company’s common stock is trading above a specified floor price. If the Company has not delivered notice to the investors in the Private Placement of its election to complete the second closing, or if the conditions for the second closing have not been met, the investors may elect to purchase the units in the second closing by delivering a notice to the Company of their election to purchase the units.  Notice of an election to complete the second closing, either by the Company or the investors in the Private Placement, must be delivered on or before the earliest to occur of December 31, 2009, the common equity closing described below or the occurrence of a qualifying alternative common stock financing.   Subject to the approval of the Company’s stockholders, the remaining tranche of $28.5 million of common stock may be sold in the common equity closing. The common equity closing may be completed at the Company’s election prior to the earlier of December 31, 2010 and a qualifying alternative common stock financing, or upon the election of the holders of a majority of the convertible preferred stock issued in the Private Placement prior to a date determined with reference to the Company’s cash balance at certain future dates.  If the Company elects to hold the common equity closing, it will be subject to the approval of the purchasers holding a majority of the convertible preferred stock issued in the Private Placement and subject to a condition that the Company sells at least $28.5 million of common stock in the common equity closing.

The Private Placement will be substantially dilutive to existing stockholders. If consummated, this transaction will have a material impact on the Company’s disclosures surrounding its cash position and ability to continue as a going concern.  In light of the timing of the execution of the securities purchase agreement, the Company has not had sufficient time or resources to analyze and provide adequate disclosure of the Private Placement along with the financial statement disclosures in its Annual Report on Form 10-K by the required deadline without unreasonable effort and expense.  The Company expects the report of its independent registered public accounting firm, Ernst & Young LLP, on the Company’s 2008 financial statements to include an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern whether or not the announced Private Placement closes.  The Company intends to file its Annual Report on Form 10-K as soon as practicable, and in any event within the 15 day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

(Attach Extra Sheets if Needed)
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric H. Bjerkholt	(650) 266-3500
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the consolidated statements of operations to be reported in the Annual Report on Form 10-K will contain significant changes from its results of operations for the year ended December 31, 2007. In particular, the Company will report a net loss of $6.9 million for the fourth quarter of 2008 and of $37.2 million for the twelve-month period ended December 31, 2008, compared to a reported net loss of $8.8 million and $38.8 million, respectively, for the three-month and twelve-month periods ended December 31, 2007.  No material revenue was recorded in the fourth quarter of 2008, compared to $1.8 million in the fourth quarter of the prior year.  Revenue totaled $5.4 million for the year ended December 31, 2008, compared to $9.7 million for year ended December 31, 2007. Research and development (“R&D”) expense was $4.6 million for the fourth quarter of 2008, compared to $8.3 million for the same period in 2007.  R&D expense for the year ended December 31, 2008 totaled $26.3 million, compared to $36.1 million in 2007.

The ability of the Company to continue as a going concern is dependent on obtaining additional financing to support its working capital requirements. As described above, the Company announced today the execution of an agreement with accredited investors, including certain members of management, providing for a Private Placement of Company securities of up to $43.5 million. The Private Placement would be substantially dilutive to existing stockholders. There can also be no assurance that the Private Placement will be consummated. Management expects to disclose risks about the Company’s ability to raise additional capital and to continue as a going concern in the event it is not able to raise additional capital, as well as risks related to the initial closing of the Private Placement and any subsequent closing in its Annual Report on Form 10-K. This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s anticipated financial results and condition, its ability to consummate an initial closing of the Private Placement or any subsequent closing and its ability to complete the filing of its Annual Report on Form 10-K within the extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause the results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to consummate the initial closing of the Private Placement, the Company’s ability to consummate any subsequent closing of the Private Placement, its ability complete its financial statements for the year ended December 31, 2008 and other risks detailed in the Company’s filings with the Securities and Exchange Commission, including those disclosed in its Quarterly Report on Form 10-Q as of and for the three months ended September 30, 2008. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

The following tables set forth certain anticipated consolidated balance sheet and statements of operations data for the Company for the years ended December 31, 2008 and 2007.

SUNESIS PHARMACEUTICALS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2008	2007
ASSETS		(Note 1)

Current assets:
Cash and cash equivalents	$6,296,942	$11,726,126
Marketable securities	4,321,844	35,957,933
Prepaids and other current assets	934,429	945,583
Total current assets	11,553,215	48,629,642

Property and equipment, net	612,241	4,238,498
Assets held-for-sale	470,547	-
Deposits and other assets	147,826	377,798
Total assets	$12,783,829	$53,245,938

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and other accrued liabilities	$4,207,923	$4,515,426
Accrued compensation	537,215	2,225,868
Current portion of deferred rent	1,409,513	-
Current portion of deferred revenue	27,083	1,227,031
Current portion of equipment financing	-	953,940
Total current liabilities	6,181,734	8,922,265

Non current portion of equipment financing	-	1,352,684
Non-current portion of deferred rent	110,919	1,576,734
Total liabilities	6,292,653	11,851,683

Stockholders' equity:
Common stock	3,441	3,437
Additional paid-in capital	322,671,604	320,579,240
Deferred stock-based compensation	-	(251,601)
Accumulated other comprehensive income	7,841	69,262
Accumulated deficit	(316,191,710)	(279,006,083)
Total stockholders' equity	6,491,176	41,394,255

Total liabilities and stockholders' equity	$12,783,829	$53,245,938

Note 1:	The consolidated balance sheet at December 31, 2007 has been derived from the audited financialstatements at that date included in the Company's Form 10-K for the fiscal year ended December 31, 2007.

SUNESIS PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,		Twelve months ended December 31,
	2008	2007	2008	2007

Revenue:
Collaboration revenue	$12,500	$1,796,708	$4,917,340	$9,163,513
License revenue	-	250,000	500,000	500,000
Total revenues	12,500	2,046,708	5,417,340	9,663,513

Operating expenses:
Research and development	4,617,239	8,268,413	26,285,294	36,060,470
General and administrative	2,195,211	2,820,543	11,524,198	13,569,578
Restructuring and impairment charges	393,158	345,426	5,782,903	1,563,274
Total operating expenses	7,205,608	11,434,382	43,592,395	51,193,322

Loss from operations	(7,193,108)	(9,387,674)	(38,175,055)	(41,529,809)

Interest income	60,649	661,381	929,114	2,971,666
Interest expense	(17,224)	(57,631)	(171,308)	(209,885)
Other income, net	222,551	5,949	231,622	7,108
Net loss	$(6,927,132)	$(8,777,975)	$(37,185,627)	$(38,760,920)

Basic and diluted loss per share	$(0.20)	$(0.26)	$(1.08)	$(1.20)

Shares used in computing basic and diluted loss per share	34,404,578	34,336,345	34,387,177	32,340,203

SUNESIS PHARMACEUTICALS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By	/s/ Eric H. Bjerkholt
Eric H. Bjerkholt Senior Vice President, Corporate Development and Finance, CFO